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John W. Banes
Davis Polk & Wardwell London LLP 99 Gresham Street London EC2V 7NG	020 7418 1317 tel 020 7710 4817 fax john.banes@davispolk.com

March 27, 2014

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re: Lloyds Banking Group plc Schedule TO-I Filed March 6, 2014 File No. 005-84476

Dear Mr. Hindin:

On behalf of Lloyds Banking Group plc (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 21, 2014, related to the above-referenced Schedule TO-I (the “Schedule TO”).  In response to the comments set forth in the Staff’s letter, the Company has filed today via EDGAR Amendment No. 1 to the Schedule TO and Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

General

1.           Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A.  Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (3) and 1010(c)(1)(5) of Regulation M-A.  See Instruction 6 to Item 10 of Schedule TO.  Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:  In response to the Staff’s comment, the Company has provided the information required by Item 1010(c)(1) through (3) and 1010(c)(1)(5) of Regulation M-A in the amended Schedule TO filed with the Staff. The information has been extracted from the Company’s Annual Report for the year ended December 31, 2013 filed on Form 20-F on March 5, 2014.

Davis Polk & Wardwell LLP

Perry J. Hindin	March 27, 2014	pg. 2

Forward-Looking Statements, page v

2.           We note the reference to the Private Securities Litigation Reform Act of 1995.  The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offers.

Response: In response to the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995 in “Forward-Looking Statements” on page xi and will refrain from referring to such safe harbor provisions in any future communications relating to the exchange offer.

3.           We note the disclaimer in the last paragraph of this section regarding the Company’s obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

Response: In response to the Staff’s comment, the Company has revised “Forward-Looking Statements” to undertake to revise or update publicly any forward-looking statements if such revision or update is required by the federal securities laws.  The Company will avoid using a blanket disclaimer of its obligation to update forward-looking statements in future communications relating to the exchange offer.

General Conditions, page 54

4.           We note the disclosure in the second to last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the Company’s understanding on both points in your response letter.

Response:  The Company confirms its understanding that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Company and the Company decided to proceed with the exchange offer (i) this could, depending on the circumstances, be a waiver of such condition and (ii) depending on the materiality of the waived condition and the number of days remaining in the exchange offer, the Company might be required to extend the exchange offer and recirculate new disclosure to holders of the Enhanced Capital Notes. The Company also confirms its understanding that when a condition is triggered by events that occur during the exchange offer period and before the expiration of the exchange offer, the Company must inform holders of the Enhanced Capital Notes of how the Company intends to proceed promptly, rather than waiting until the end of the exchange offer period, unless satisfaction of the condition or the impact of the failure to satisfy the condition cannot reasonably be determined until a later date or expiration of the exchange offer.

Davis Polk & Wardwell LLP

Perry J. Hindin	March 27, 2014	pg. 3

Acknowledgements, Representations, Warranties and Undertakings, page 56

5.           While the staff does not object to language confirming that the note holders agree with the offer terms, it is inappropriate for the Company to require representations that operate as disclaimers or waivers of rights. Please delete the language in this section indicating that by submitting Exchange Instructions, each holder represents, warrants and undertakes that it has received, reviewed, acknowledged, accepted and agreed to the terms of this prospectus.

Response:  In response to the Staff’s comment, the Company has deleted the language indicating that by submitting Exchange Instructions, each holder represents, warrants and undertakes that it has received, reviewed, acknowledged, accepted and agreed to the terms of the Prospectus.

Company Acknowledgment

The Company has advised us that they acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 011-44-207-418-1317.

Sincerely,

/s/ John Banes
John W. Banes

cc:  Anna Bessant, Lloyds Banking Group plc

Davis Polk & Wardwell LLP